(Letterhead of Alpha Hedge Fund, Inc.)


July 12, 2004



Securities and Exchange Commission
Washington, D.C. 20549


Re:  Withdrawl of Registration Statement N-1A ( File numbers
     333-115092 and 811-21577)


Dear Sir:

Pursuant to Rule 477 promulgated under the Securities act of 1933 as amended, Alpha Hedge Fund, Inc., a Texas corporation (the "Registrant"), hereby withdraws its registration statement Form N-1A (N-1A File number 333-115092 and 811-21577) originally filed with the Securities and Exchange Commission on July 2, 2004.

The Registrant is withdrawing the Registration Statement due to the fact that the filing should have been filed as an N-1A/A. A corrected filing N-1A/A will be resubmitted for Alpha Hedge Fund, Inc. immediately after this submission.

If you have questions or comments, please contact the undersigned at your convenience at 214-692-1939.

Very truly yours,



Laura S. Adams
President